Exhibit 99.1
WILLIAMS PIPELINE GP LLC
CONSOLIDATED BALANCE SHEET

	September 30,	December 31,
	2009	2008
	(Unaudited)
	(Thousands of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$7,911	$7,760
Prepaid expense	323	184

Total current assets	8,234	7,944
Investment in Northwest Pipeline GP	420,030	414,069

Total assets	$428,264	$422,013

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Trade	$492	$671
Affiliate	473	424

Total current liabilities	965	1,095
Contingent liabilities and commitments
Equity:
Williams Pipeline GP LLC’s equity	95,473	92,305
Notes receivable — affiliate	(1)	(1)
Accumulated other comprehensive loss	(6,161)	(6,612)

Total Williams Pipeline GP LLC’s equity	89,311	85,692
Noncontrolling interest in consolidated subsidiary	337,988	335,226

Total equity	427,299	420,918

Total liabilities and equity	$428,264	$422,013

See notes to consolidated balance sheet.

WILLIAMS PIPELINE GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET
(Unaudited)
Note 1. Organization and Basis of Presentation
          Unless the context clearly indicates otherwise, references to “we,” “our,” or “us” or like terms refer to Williams Pipeline GP LLC (“General Partner”) and include the operations of Williams Pipeline Partners L.P. (“Partnership”).
          We are a Delaware limited liability company formed on August 31, 2007, to serve as the general partner of the Partnership. We are an indirect wholly-owned subsidiary of The Williams Companies, Inc. (“Williams”). We currently own a 2 percent general partner interest, a 45.7 percent limited partner interest and incentive distribution rights in the Partnership. However, due to the substantive control granted to us by the partnership agreement we consolidate our interest in the Partnership.
          The accompanying interim consolidated balance sheet does not include all the notes in our annual financial statements and, therefore, should be read in conjunction with the consolidated balance sheet and notes thereto included in Exhibit 99.1 of the Partnership’s Form 8-K, filed August 31, 2009. The accompanying consolidated balance sheet includes all normal recurring adjustments that, in the opinion of management, are necessary to present fairly our financial position at September 30, 2009. All intercompany transactions have been eliminated. Certain amounts have been reclassified to conform to current classifications. We have evaluated our disclosure of subsequent events through the time of filing this Exhibit with the Securities and Exchange Commission (“SEC”) on October 29, 2009.
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet and accompanying notes. Actual results could differ from those estimates.
Note 2. Credit Agreement
          The Partnership has a $20.0 million working capital credit agreement with Williams as the lender. The proceeds of the borrowing are available exclusively to fund working capital, including the payment of distributions to the limited partners of the Partnership. Borrowings under the agreement mature on January 23, 2010. The Partnership is permitted to extend the term of the agreement for another 365-day period upon notice to Williams. The Partnership pays a commitment fee to Williams on the unused portion of the credit agreement of 0.25 percent annually. The Partnership is required to reduce all borrowings under its working capital credit agreement to zero for a period of at least 15 consecutive days once each twelve-month period prior to the maturity date of the facility. At September 30, 2009, the Partnership had no outstanding borrowings under the working capital credit agreement.
Note 3. Owner’s Equity
          We are entitled to incentive distributions from the Partnership if the amount distributed to the Partnership’s unitholders with respect to any quarter exceeds specified target levels shown below:

		General
Quarterly Distribution Target Amount (per unit)	Unitholders	Partner
Minimum quarterly distribution of $0.2875	98%	2%
Up to $0.330625	98	2
Above $0.330625 up to $0.359375	85	15
Above $0.359375 up to $0.431250	75	25
Above $0.431250	50	50
Note 4. Disclosures About the Fair Value of Financial Instruments
          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
Cash and cash equivalents — The carrying amounts of these items approximate their fair value.